Exhibit 4.49

Summary of the Rural Partnership Agreement, entered into on February 12, 2020, in connection with Fazenda Chaparral

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the company vested in the possession of the land, Régis Luiz Astolfi, as the individual interested in entering into a rural partnership with BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, and Imobiliária Cajueiro Ltda., as owner of the land.

Purpose: Granting of the possession, for a term equivalent to one crop harvest, counted as from February 12, 2020, of a total area equivalent to 300.8 arable hectares of Fazenda Chaparral on behalf of Mr. Régis Luiz Astolfi, for purposes of the exploitation of the land under a rural partnership regime, by means of sharing, by and among the parties, of the earnings received from the crops/harvests arising from the aforementioned partnership. Each of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and Mr. Régis Luiz Astolfi shall be entitled to approximately 50% of the earnings therefrom, as well as bearing the same risks thereunder.